04045747

TATA

82-

RECEIVED
2004 OCT 26 P 12:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49

Fax : 001-202-942-9634
File No.-001-32294

SUPPL

Dear Sirs,

Tata Motors Limited - "File No.001-32294"

Furnished herewith is the following information with respect to Tata Motors Limited, a public company with limited liability incorporated under the laws of India, "File No.001-32294":

"In accordance with the Listing Agreement with the Stock Exchange, Mumbai we have to inform you that :

> A meeting of the Board of Directors of the Company will be held on Friday, October 29, 2004, to consider, *inter alia,* the Audited Results for the second quarter and half year ended September 30, 2004."

Kindly contact Ms R Batra, Head (Corporate Communication) in Mumbai at the above address or by telephone at (91-22) 56657219 or by facsimile at (91-22) 56657260 if you have any questions or require additional information.

Yours faithfully,
Tata Motors Limited

Hoshang Sethna

H K Sethna
Company Secretary

PROCESSED
NOV 01 2004
THOMSON
FINANCIAL

dlw 10/27